C$ unless otherwise stated
For Immediate Release
March 19, 2010

Manulife Financial Files 2009 Audited Annual Financial Statements and related MD&A
•	Confirms 2009 results
•	Updates estimates for Adjusted Earnings from Operations
•	Updates progress on hedging

Toronto - Manulife Financial Corporation has filed its 2009 audited annual financial statements for the year ended December 31, 2009 and related MD&A with securities regulators, including with the  Canadian Securities Administrators and with the U.S. Securities and Exchange Commission on Form 40-F. This information is available on the Company’s website at www.manulife.com. Shareholders may also request a hard copy of this information free of charge through the Company’s website.

Adjusted Earnings from Operations

The filed information includes a revision to previously released estimated Adjusted Earnings from Operations, a non-GAAP measure.  The revision had no impact on the Company's previously reported GAAP consolidated financial statements.

Given the general economic volatility, Adjusted Earnings from Operations was introduced for the last two quarters of 2009 and for 2010.  As a result of a review of our calculation for estimating Adjusted Earnings from Operations, we determined that there was an understatement of actual experience gains and a corresponding overstatement of expected profit in our in-force Japan variable annuities business.  Accordingly, because experience gains are excluded from our definition of Adjusted Earnings from Operations, we have revised our previously released estimate of Adjusted Earnings from Operations for each quarter of 2010 and have also revised our previously reported Adjusted Earnings from Operations for the third and fourth quarters of 2009.

Based upon our methodology and assumptions described below and described in the Company's 2009 annual MD&A, our estimate of Adjusted Earnings from Operations for each quarter of 2010 is between $700 million and $800 million, a reduction of $50 million.  Adjusted Earnings from Operations is $736 million for the third quarter ended September 30, 2009 and $719 million for the fourth quarter ended December 31, 2009 (previously reported as $803 million and $781 million, respectively).

The revision to the calculation had no impact on the Company's previously reported GAAP consolidated financial statements, including earnings, cash flows, policy liabilities or capital levels.

Estimated Adjusted Earnings from Operations should not be considered guidance and actual quarterly results will differ based upon a number of factors, including those referred to below.

Hedging Update

Since February 11, 2010 when the Company announced its 2009 financial results, it continued to put in place additional hedges on a portion of its in-force variable annuity business as a result of favourable global equity market performance. The Company hedged an additional $6.6 billion of guarantee value -$1.5 billion in Canada and $5.1 billion in the U.S.

Subsequent to December 31, 2009, the Company has hedged $14.2 billion of guarantee value ($4.2 billion in Canada and $10.0 billion in the U.S.), bringing the percentage of guarantee value hedged or reinsured up to approximately 48 per cent as at March 18, 2010.

Substantially all new business in the U.S., Canada and Japan continues to be hedged.

Forward-looking Information

Information in this release is forward-looking information and should be read in conjunction with the section below entitled “Caution Regarding Forward-Looking Statements”. This discussion should not be considered earnings guidance, particularly as it is not possible to predict near term market conditions and because adjusted earnings from operations excludes items that are included in GAAP net income or loss. Estimated adjusted earnings from operations are based on assumptions that include our book of business, equity market growth as described in footnote (3) to the “Reconciliation with GAAP Measure” in our 2009 annual MD&A, foreign currency rates that are consistent with levels as at June 30, 2009, and other investment returns and policyholder experience consistent with our current best estimate actuarial assumptions. As a result, it would exclude items such as: experience gains/(losses) because equity, interest rate, credit and other non-fixed income returns differ from our best estimate policy liability assumptions (the assumptions for equity investments are described in footnote (3) to the “Reconciliation with GAAP Measure” table referenced above); credit and OTTI losses on assets in the Corporate and Other segment; policyholder experience gains and losses; tax related provisions on leveraged lease investments; resolution of uncertain tax positions as a result of settlements or closing of tax years; changes in tax rates; changes in accounting policies; and changes in actuarial methods and assumptions. It would, however, include gains, but not net losses or other impairments, realized on Available For Sale assets. We adjust for these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We are unable to reliably predict the net effect of these items and adjusting for these items does not imply they are non-recurring.  A reconciliation of Adjusted Earnings from Operations for the last quarter of 2009 to our reported net income attributable to shareholders is included in the "Reconciliation with GAAP Measure " table in our 2009 annual MD&A.

Actual reported quarterly results will differ from estimated adjusted earnings from operations as a result of any changes in the factors outlined above. See also “Risk Factors” in our most recent Annual Information Form, “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, and the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports for other factors that could impact adjusted earnings from operations and actual reported results.

Caution Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements with respect of our estimated adjusted earnings from operations referred to above under “Adjusted Earnings from Operations”. The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to performance of equity markets, interest rate fluctuations and movements in credit spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); Company liquidity, including the availability of financing to satisfy existing financial liabilities on their expected maturity dates when required; changes in laws and regulations; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; accuracy of estimates used in applying accounting policies and actuarial methods used by the Company; the ability to implement effective hedging strategies; the ability to maintain the Company’s reputation; legal and regulatory proceedings; level of competition and consolidation; the ability to adapt products and services to the changing market; the ability to attract and retain key executives; acquisitions and the ability to complete acquisitions including the availability of equity and debt financing for this purpose; the ability to execute strategic plans and changes to strategic plans; the disruption of or changes to key elements of the Company’s or public infrastructure systems; and environmental concerns. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the annual Management’s Discussion and Analysis, in the “Risk Management” note to consolidated financial statements and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 22 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers customers a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners.  Funds under management by Manulife Financial and its subsidiaries were Cdn $440 billion (US$ 420 billion) as at December 31, 2009.

Manulife Financial Corporation trades as 'MFC' on the TSX, NYSE and PSE, and under '945' on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Investor Relations:
Amir Gorgi
416-852-8311
amir_gorgi@manulife.com

Media inquiries:
David Paterson
416-852-8899
david_paterson@manulife.com

Laurie Lupton 416-852-7792
laurie_lupton@manulife.com